UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of March 2026

Commission File No.: 001-41824

Kolibri Global Energy Inc.

(Translation of registrant’s name into English)

925 Broadbeck Drive, Suite 220

Thousand Oaks, CA 91320

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

Exhibit	Description
99.1	Form 52-109F1 Certification of Annual Filings Full Certificate - CEO
99.2	Form 52-109F1 Certification of Annual Filings Full Certificate- CFO
99.3	Ontario Form 13-502F1 - Reporting Issuer Participation Fee Form
99.4	Alberta Form 13-501F1 - Reporting Issuer Participation Fee Form
99.5	News Release dated March 19, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kolibri Global Energy Inc.

Date: March 19, 2026	By:	/s/ Gary Johnson
	Name:	Gary Johnson
	Title:	Chief Financial Officer